Exhibit 99.1

POSCO
2018 1Q Earnings Release
April 24, 2018

Disclaimer    This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the first quarter of 2018. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions.    The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

# Parent Performance (Production/Sales)

## Sales Volume Went Up and Strong Steel Price Trend Continued while World Premium Product Sales Portion Increased

(thousand tons, thousand KRW/ton)

| | 1Q 17 | 4Q 17 | 1Q 18 | QoQ |
|---|---|---|---|---|
| Crude Steel Production | 9,081 | 9,567 | 9,288 | -279 |
| Product Production | 8,706 | 8,958 | 9,072 | +114 |
| STS | 481 | 511 | 493 | -18 |
| Product Sales | 8,722 | 8,563 | 9,294 | +731 |
| STS | 483 | 484 | 510 | +26 |
| Carbon Steel ASP** | 671 | 704 | 710 | +6 |
| WP Sales Ratio(%) | 53.5 | 50.8 | 54.9 | +4.1%p |
| Export Ratio(%) | 47.5 | 42.8 | 43.1 | +0.3%p |
| Product Inventory | 974 | 1,323 | 1,055 | -268 |

### [QoQ Analysis]

○ **Crude steel production reduced due to less calendar days, but product production volume increased on completing facility rationalization in Gwangyang Works**

- Crude Steel Production : *P) -188k, *G) -91k tons
- Product Production :
  G) #3 HR Mill Rationalization (Oct 25~Dec 8) (+177k tons)
  #3 CR Mill Rationalization (Oct 11~Jan 8) (+268k tons)

*G) Gwangyang Works, P) Pohang Works

○ **Production boost and strong market trend led to a significant increase of product sales**

- HR (+400k tons), CR (+150k tons)

○ ****Average sales price was elevated**

- Carbon Steel (+6k KRW/ton), STS Steel (+103k KRW/ton)

○ **WP sales ratio went up (57% target in '18)**

- WP Sales Volume : '17.4Q) 4,024k → '18.1Q) 4,788k tons

○ **Strategy to expand domestic sales ratio continued (60% target in '18)**

2018 1Q Earnings Release | April 24, 2018

3

posco

Parent Performance Achieved 1 trillion KRW of Quarterly Operating Profit on Revenue Expansion and SG&A Cost Reduction (billion KRW)        1Q 17 4Q 17 1Q 18 QoQ Revenue 7,067 7,097 7,761 +664 Cost of Goods Sold 5,843 5,774 6,290 +516 Gross Profit 1,224 1,323 1,471 +148 (Gross Margin) (17.3%) (18.6%) (19.0%) SG&A 429 523 455 -68 Operating Profit 795 800 1,016 +216 (Operating Margin) (11.3%) (11.3%) (13.1%) Non-Operating Profit 275 -86 37 +123 Net Profit 840 467 769 +302 (Net Margin) (11.9%) (6.6%) (9.9%)    [QoQ Analysis] Operating profit climbed backed by shipment expansion and sales price hike (+216 bn KRW)    Expenses Sales Price Shipment Decrease +133 +63 +20 +216 bn KRW    ’18.1Q ’17.4Q    1,016 800     Decline of impairment losses on assets and increase of dividend income resulted in a higher net profit (+302 bn KRW)    Operating profit +216 bn KRW Reduced impairment losses on assets +131 bn KRW Dividend income +94 bn KRW Corporate income tax -139 bn KRW [Financial Structure]    Liabilities 17.6% 16.9% 18.5% Ratio    Net Debt -330 -2,255 -3,154 ’17.1Q ’17.4Q ’18.1Q     2018 1Q Earnings Release â”, April 24, 2018

# Consolidated Performance

## Recorded a Large Scale Profit Growth Driven by Enhanced Earnings in Steel and Non-Steel Segments Alike

(billion KRW)

| | 1Q 17 | 4Q 17 | 1Q 18 | QoQ |
|---|---|---|---|---|
| **Revenue** | 15,077 | 15,597 | **15,862** | +265 |
| **Gross Profit** | 2,258 | 2,230 | **2,386** | +156 |
| **(Gross Margin)** | (15.0%) | (14.3%) | **(15.0%)** | |
| **SG&A** | 893 | 1,078 | **898** | -180 |
| **Operating Profit** | 1,365 | 1,152 | **1,488** | +336 |
| **(Operating Margin)** | (9.1%) | (7.4%) | **(9.4%)** | |
| **Non-Operating Profit** | -45 | -186 | **-29** | +157 |
| **Share of Profit(Loss) of Equity-accounted Investees** | 72 | -51 | **87** | +138 |
| **Finance Income and Costs** | -67 | -65 | -63 | +2 |
| **Foreign Currency Transaction & Translation Gain(Loss)** | 125 | 64 | **11** | -53 |
| **Net Profit** | 977 | 560 | **1,084** | +524 |
| **(Net Margin)** | (6.5%) | (3.6%) | **(6.8%)** | |
| **Profit Attributable to Owners of the Controlling Company** | 851 | 557 | **994** | +437 |

### [QoQ Analysis]

○ **Domestic and overseas steel segments and non-steel sector recorded higher operating profit**

- Steel (+230 bn KRW) : Higher performance of POSCO and overseas steel
- Non-Steel (+146 bn KRW) : POSCO Daewoo and POSCO Energy saw earnings improved and cost reduced

※ **Aggregated Operating Profit by Segment**

| (bn KRW) | | 4Q17 | 1Q18 | QoQ |
|---|---|---|---|---|
| Steel | | 954 | 1,184 | +230 |
| | POSCO | 800 | 1,016 | +216 |
| | Overseas Steel | 104 | 120 | +16 |
| Non-Steel | | 207 | 353 | +146 |
| Total | | 1,161 | 1,537 | +376 |

○ **Net profit surged on improved operating profit, etc.**

- Operating profit +336 bn KRW
- Reduced impairment losses on assets +233 bn KRW
- Corporate income tax, etc. -45 bn KRW

5

2018 1Q Earnings Release | April 24, 2018

posco

Aggregated Earnings by Segment Aggregated Profits Were Lifted on Improvement in Most Segments (billion KRW)    Revenue Operating Profit    Net Profit Segment                1Q 17 4Q 17 1Q 18 1Q 17 4Q 17 1Q 18 1Q 17 4Q 17 1Q 18 Steel 12,259 11,836 12,508 1,023 954 1,184 1,009 492 833 Trading 8,279 8,536 9,322 127 99 160 78 6 103 E & C 1,737 1,919 1,592 135 58 84 91 -91 64 Energy 463 439 501 75 18 66 63 -7 64 I C T 231 272 220 16 15 9 18 3 8 Chemicals/                Materials, etc. 628 698 708 41 17 34 32 5 22 Total 23,597 23,700 24,851 1,417 1,161 1,537 1,291 408 1,094     2018 1Q Earnings Release â”, April 24, 2018

# Consolidated Performance (B/S)

## Current Assets including Cash Balance Rose, Dividends Payable and Liabilities Temporarily Increased

(billion KRW)

| | 1Q 17 | 4Q 17 | 1Q 18 | QoQ | Remarks |
|---|---|---|---|---|---|
| Current Asset | 29,351 | 31,127 | **33,049** | +1,922 | |
| Cash Balance* | 7,821 | 9,595 | **10,676** | +1,081 | • Operating profit up (POSCO cash balance +1tn KRW) |
| Accounts Receivable | 9,765 | 8,951 | **9,426** | +475 | • Hike of sales price and manufacturing cost led to an increase of accounts receivable and inventories |
| Inventories | 9,489 | 9,951 | **10,303** | +352 | |
| Current Ratio (%) | 160.1 | 164.3 | **167.5** | +3.2%p | |
| Non-Current Asset | 49,182 | 47,898 | **47,574** | -324 | |
| Other Long-term Financial Assets** | 3,408 | 2,791 | **2,764** | -27 | |
| PP&E | 32,819 | 31,884 | **31,595** | -289 | • Depreciation -0.7, acquisition +0.4tn KRW |
| Total Assets | 78,533 | 79,025 | **80,623** | +1,598 | |
| Liabilities | 32,420 | 31,561 | **32,672** | +1,111 | |
| Current Liabilities | 18,334 | 18,946 | **19,728** | +782 | • Dividends payable +323bn KRW, tax payable +242bn KRW, etc. |
| Non-Current Liabilities | 14,086 | 12,615 | **12,944** | +329 | • Allowance for severance benefits increased |
| (Interest-bearing Debt) | 21,467 | 21,064 | **21,082** | +18 | • Net debt decreased by -1,063bn KRW |
| Liabilities Ratio (%) | 70.3 | 66.5 | **68.1** | +1.6%p | |
| Equity | 46,113 | 47,464 | **47,951** | +487 | |
| Owners of the controlling company | 42,374 | 43,733 | **44,260** | +527 | |

* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities
** Includes other receivables

2018 1Q Earnings Release | April 24, 2018

7

posco

Domestic Subsidiaries (Parent-based)    POSCO Daewoo    POSCO E&C     Profits showed significant growth on strong performance Earnings gained on cost reduction including in steel trading SG&A despite slowed progress of major projects    (billion KRW)        1Q 17 4Q 17 1Q 18 QoQ 1Q 17 4Q 17 1Q 18 QoQ Revenue 4,856 5,263 5,814 +551 Revenue 1,504 1,732 1,416 -316 Operating Profit 94 80 136 +56 Operating Profit 136 74 90 +16 Net Profit 75 26 92 +66 Net Profit 73 -54 75 +129 * PEN earnings included in 1Q17 POSCO Energy    POSCO Chemtech    Surge in LNG power generation volume in peak ◾ Profits rose driven by increased price of refractories season and CP growth resulted in a big leap in profits and expanded sales volume of anode materials    (billion KRW) (billion KRW) 1Q 17 4Q 17 1Q 18 QoQ 1Q 17 4Q 17 1Q 18 QoQ Revenue 436 406 467 +61 Revenue 279 299 328 +29 Operating Profit 63 6 54 +48 Operating Profit 30 19 22 +3 Net Profit 53 -10 46 +56 Net Profit 23 10 18 +8 8 2018 1Q Earnings Release â”, April 24, 2018

Overseas Subsidiaries (Parent-based)    PT. Krakatau POSCO Zhangjiagang STS (ZPSS) Crude steel production slipped due to maintenance but Earnings down due to the Chinese New Year holidays, operating profit went up on sales price increase and cost heightened competition from increasing low-priced reduction    imports, and raw material price increase                (billion KRW)    (billion KRW) 1Q 17 4Q 17 1Q 18 QoQ 1Q 17 4Q 17 1Q 18 QoQ Revenue 405 427 409 -18 Revenue 780 726 768 +42 Operating Profit -11 20 23 +3 Operating Profit 52 15 14 -1 Net Profit -48 -17 -17 Net Profit 49 15 10 -5    POSCO Maharashtra POSCO SS VINA     Domestic and export markets showed positive trend Losses narrowed contributed by sales price hike despite to boost sales volume and price leading to stronger sales volume decrease due to less calendar days performance    (billion KRW)    (billion KRW)    1Q 17 4Q 17 1Q 18 QoQ 1Q 17 4Q 17 1Q 18 QoQ Revenue 304 351 402 +51 Revenue 119 151 148 -3 Operating Profit 39 13 35 +22 Operating Profit -7 -5 -4 +1 Net Profit 55 16 20 +4 Net Profit -12 -10 -9 +1                9 2018 1Q Earnings Release â”, April 24, 2018

2018 Business Plan                (trillion KRW, million tons) Business Plan 2017(A) 2018 Revenue 28.6 30.1 Crude Steel 37.2 37.6 Production    Parent Product Sales 34.7 35.9 Capex 1.7 2.9 Debt 3.9 3.8 Revenue 60.7 63.0 Consolidated Capex 2.6 4.2 Debt 21.1 20.1                2018 1Q Earnings Release â”, April 24, 2018

# (Appendix) Global Steel Demand

## Chinese Steel Market

**"China's stable steel price expected despite winter production cut ended"**

- ✓ As the Chinese government's winter curtailment policy is finished as of March 15, Chinese mills' production increased and steel price turned slightly weak starting from March
  - Crude steel production in '18.1Q went up by 5.4% yoy while steel export was reduced by 26%, which eased concerns over global oversupply
- ✓ With the government's continued supply reform including closures of old facilities(30 million tons) while entering the peak season from 2Q, there is less likelihood of price collapse

**[China's Steel Price/Steel Export]**



558
620
649
639
629
663
651
660
627
619
HR Domestic Price
(U$/ton)
Steel Export
(million tons)
7.0
6.5
5.1
5.0
5.3
5.7
4.7
4.8
5.7
'17.7
8
9
10
11
12
'18.1
2
3
4

* Bloomberg(2018.4), General Administration of China Customs(2018.4)

## Demand by Region

**"Global steel demand forecast to increase by 1.8% with recovery of emerging market"**

- ✓ The U.S. and developed countries will show 2% range demand growth on a gradual economic recovery and demand increase for energy-related steel products
- ✓ Soft demand in India and Southeast Asian countries in '17 due to economic reform is expected to turn to be growing at 5~6% on expansion of infrastructure investment in '18
- ✓ While Chinese steel demand in '17 was strong driven by increased infra investment, reduced measures to boost economy and slow recovery of demand industry will stagnate steel demand growth in '18

**[Steel Demand Outlook]** (million tons)

| Region | 2015 | 2016 | 2017 | YoY | 2018(f) | YoY |
|---|---|---|---|---|---|---|
| U.S. | 96.1 | 91.9 | 97.7 | 6.4% | 100.3 | 2.7% |
| EU | 153.9 | 158.4 | 162.3 | 2.5% | 165.6 | 2.0% |
| China | 672.3 | 680.3 | 736.8 | 8.3% | 736.8 | 0.0% |
| India | 80.2 | 83.6 | 87.2 | 4.3% | 92.0 | 5.5% |
| ASEAN | 65.1 | 74.1 | 70.3 | -5.2% | 74.9 | 6.6% |
| MENA | 72.9 | 72.6 | 71.7 | -1.1% | 75.3 | 5.0% |
| World | 1,501 | 1,516 | 1,587 | 4.7% | 1,616 | 1.8% |

* World Steel Association(2018.4)

11

2018 1Q Earnings Release | April 24, 2018

posco

(Appendix) Domestic Steel Demand    Demand Industry Outlook    Automobile    Shipbuilding Construction Production in 2H will remain weak due to New orders will pick up on the recovery of Construction investment softened due to the sluggish domestic and export markets and global shipbuilding market bottomed out from reduction in new orders from weakening the issue of GM Korea    the order draught    housing market and public infra investment Production (thousand cars) New Orders 5.4 (million GT) Construction Investment 1,041    1,089    4.3 11.3%    (YoY) 950 963    3.2    3.8%                1.7                 1.5% 0.8% 2017.1Q 4Q 2018.1Q 2Q 2017.1Q 4Q 2018.1Q 2Q 2017.1Q 4Q 2018.1Q 2Q    * Clarkson(2018.4), POSRI(2018.4) * Bank of Korea(2018.3), POSRI(2018.4) * Korea Automobile Manufacturers Association(2018.4), POSRI(2018.4)    Steel Supply and Demand                (million tons)    2015 2016 2017 2018(f)                1Q 2Q YoY Nominal Consumption 55.8 57.1 56.4 55.5 13.1 14.4 + 0.5% Export 31.6 31.0 31.7 31.6 7.9 7.8 - 1.1% Production 74.1 74.3 77.2 77.6 18.8 19.7 + 1.6% Import 13.2 13.7 10.9 9.5 2.2 2.6 - 10.9% Including Semi-Product 22.1 23.7 19.7 17.2 4.1 5.0 - 10.8% * POSRI(2018.4)                 12 2018 1Q Earnings Release â”, April 24, 2018

# (Appendix) Raw Materials Outlook

## Iron Ore

**2018.1Q**

In Jan. and Feb., iron ore price remained high at an average of U$77/ton due to steelmakers' restocking demand before the Chinese New Year. Decrease of steel product prices and increased iron ore distributors' inventory after the U.S.'s announcement on March 1st about imposing steel tariff, iron ore price went down to U$63/ton by the end of the quarter.

**2018.2Q**

**"2Q fine ore price forecast at U$65~70/ton"**

While major suppliers have enough capacity to supply iron ore, Chinese central and regional governments announced additional production curtailment plans after winter cut policy ended. Also, affected by the U.S. restrictions on steel imports, 2Q average price will decline QoQ.



[Iron Ore Price]
(US$/ton)
55
58
70
86
63
71
66
74
65~70
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q
2017 4Q
2018 1Q
2018 2Q(f)

*62% Fe IODEX CFR China (Quarterly Average Spot Price)

## Coking Coal

**2018.1Q**

With sound demand for coal in China and India, weather disruptions in Australia and North America sustained coking coal price until February. However, from March, tight supply situation eased and price turned weak.

**2018.2Q**

**"2Q HCC price forecast at U$180~190/ton"**

Ports and railroads maintenance in Australia could temporarily cause shipping delays, but all in all, the price is expected to be lowered and stabilized as seasonal supply disruption is resolved and supply increases.



[Coking Coal Price]
(US$/ton)
84
93
200
285
191
189
204
229
180~190
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q
2017 4Q
2018 1Q
2018 2Q(f)

*Premium LV HCC FOB Australia (Quarterly Price)

13
2018 1Q Earnings Release | April 24, 2018
posco